UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For June 2, 2016

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Condensed Interim Consolidated

Financial Statements

as of and for the three-month period

ended March 31, 2016

ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

FOR THE THREE-MONTH PERIOD ENDED MARCH 31, 2016 (1)

The following discussion of the financial condition and results of operations of the Company should be read in conjunction with the Company's consolidated financial statements as of March 31, 2016 and December 31, 2015, and for the three-month period ended March 31, 2015. These condensed interim consolidated financial statements have been prepared in accordance with and complied with NIC 34 issued by the International Accounting Standards Board (“IASB”) adopted by the Comisión Nacional de Valores ("CNV") through the provisions of Title IV, Chapter I, Section I, Article 1 – B.1 of the Rules of the CNV ("New Text 2013" or "NT 2013").

The Company’s consolidated financial statements for the three-month periods ended March 31, 2016, 2015, 2014, 2013 and 2015 have been subject to a limited review performed by Price Waterhouse & Co. S.R.L.

1. Results of Operations

The following table presents a summary of the consolidated results of operations for the three-month periods ended March 31, 2016 and 2015:

Overview

For the three-month period ended March 31, 2016, the Company has reported a total comprehensive loss of Ps. 52.1 million, compared with a total comprehensive income of Ps. 45.0 million reported in the same period last year, representing a negative variation of Ps. 97.1 million.

The negative variation in the comprehensive net results for the three-month period ended March 31, 2016 is mainly due to the negative impact of higher financial results of Ps. 287.4 million primarily as a result of the Argentine peso devaluation against the U.S. dollar related to the net liability position in U.S. dollars.

Operating profit increased by Ps. 137.4 million when it

was negatively impacted by: (i) the significant drop in international reference prices of the Production and Commercialization of Liquids Segment; (ii) the increase in the variable costs of production of this business segment; and (iii) the increase in the operating loss of Natural Gas Transportation segment whose tariff increases received in 2014 and 2015 have failed to offset the steady increase in operating costs that have

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occurred since the pesification of the public service tariffs. These effects were more than offset by the effect of the exchange rate variation on the net revenues denominated in US dollars.

Net revenues

Natural Gas Transportation

The Natural Gas Transportation business segment represented approximately 18.6% and 22.0% of TGS’ total net revenues during the three-month period ended March 31, 2016 and 2015, respectively. These business segment´s revenues are derived mainly from firm Natural Gas Transportation contracts, under which pipeline capacity is reserved and paid for, regardless of actual usage by the customer. The Company also provides interruptible natural gas transportation services subject to availability of the pipeline capacity. In addition, TGS renders operation and maintenance services for the Natural Gas Transportation facilities, which belong to the gas trusts (fideicomisos de gas) created by the Argentine Government to expand the capacity of the Argentine natural gas transportation pipeline system. For this service, the Company receives from customers who subscribed incremental natural gas transportation capacity the Charge for Access and Use (“CAU”). Since its inception in 2005, the CAU has only been adjusted in May 2015 by ENARGAS through Resolution No. I-3347/15 (“Resolution I-3347”).

During the period 2001-2015, macroeconomic indicators of Argentina suffered significant increases. According to the latest information available at October 2015, the Consumer Price Index accumulated an increase of 582.6% and the Wholesale Price Index accumulated an increase of 828.6%. Meanwhile, as of December 2015, the Salary Price Index increased by 1,323.1%.

In this context, as of March 31, 2016, the Company only received two tariff increases that complied with the provisions of Decree No. 1918/09. These tariff adjustments were authorized by Resolutions No. I-2852/14 and No. I-3347/15 issued by ENARGAS, stipulating the following increases, respectively:

•

A stepped increase of 8% as from April 1, 2014, 14% accumulated since June 1, 2014 and 20% accumulated since August 1, 2014.

•

As from May 1, 2015, a temporary increase of 44.3% in the price of the natural gas transportation service and 73.2% in the CAU.

It is worth highlighting that both tariff increases have been the first granted since 1999 and were not enough to effectively support the increasing operating costs of the Natural Gas Transportation service which, considering the Argentine energy matrix, is strategic for the development of the Argentine economy.

The Natural Gas Transportation business segment revenues increased Ps. 49.8 million in the three-month period ended March 31, 2016, when compared to the same period last year. The increase is mainly due to the impact of the tariff increase granted by Resolution I-3347 applicable as from 1 May 2015. This effect was partially offset by lower natural gas transportation services with export destination.

On April 4, 2016, ENARGAS Resolution No. I-3724/2016 (the “Resolution 3724”), was published in the official gazette, approving a tariff increase of 200.1% in the applicable rates and the CAU for the Natural Gas Transportation business segment. This increase became effective on April 1, 2016 (“2016 Increase”). The 2016 Increase is also associated with the implementation of a Mandatory Investment Plan to be fulfilled by TGS between April 2016 and March 2017 (the “Investment Plan”). The Investment Plan implies future capital expenditures of Ps. 794.3 million overseen by ENARGAS. As the increases mentioned above, the 2016 Increase can only temporarily offset the negative impact of the sharp increase in operating costs of the Company occurred since the enactment of the Public Emergency Law in 2001.

Prior to the issuance of Resolution 3724, on February 24, 2016, TGS signed a new Transitional Agreement (“2016 Transitional Agreement”) with the National Government. It sets the guidelines to conclude with the Integral Tariff Review (“RTI”, as its acronym in Spanish) and to receive an additional transitional increase on the tariff schedule applicable to the Natural Gas Transportation business segment. The transitional increase will be in force until the Integral Renegotiation Agreement will be signed, which according to the 2016 Transitional Agreement would be in the next 12 months after the issuance of the  Resolution 3724.

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The RTI will be a critical step for the Company to finally recover tariff schedules that allow TGS to develop a sustainable business strengthening the commitment to quality and the provision of an essential public service such as the transportation of natural gas.

Production and Commercialization of Liquids

Liquids Production and Commercialization segment revenues accounted for approximately 73.5% and 70.8% of the total net revenues in the three-months periods ended March 31, 2016 and 2015, respectively. Liquids Production and Commercialization consists of natural gas processing activities conducted at the Cerri Complex, located near the city of Bahía Blanca, Province of Buenos Aires, where all of TGS’s main natural gas pipelines connect, and where ethane, propane, butane and natural gasoline are recovered. TGS sells its production of liquids in the domestic and the international markets. TGS sells part of its production of propane and butane to liquids marketers in the domestic market. The remainder of these products and all of its natural gasoline are exported at current international market prices. Ethane is entirely sold in the domestic market to PBB-Polisur S.A. at agreed prices.

Liquids Production and Commercialization segment revenues reached Ps. 1,047.9 million in the three-month period ended March 31, 2016 a 53.3% increase (or Ps. 364.5 million) in comparison with the same three-month period of 2015).  This increase is mainly due to an increase in the foreign exchange rate of the Argentine peso compared to the U.S. dollar. This negative effect was partially offset by the fall in international reference prices during the three-month period ended March 31, 2016.

The total volumes sold registered a decrease of 4.2% or 12,165 short tons in the three-month period ended March 31, 2016 compared to the same period last year.

During 2016, TGS continues to meet the requirements of the Ministry of Energy and Mining (“MINEM”) regarding the volumes to be supplied to the domestic market both under the Progama Hogares con Garrafa ("New Stabilization Program") and the Supply Agreement for Propane Gas Distribution Networks (“Propane Networks Agreement”).

Participation in the New Stabilization Program requires TGS to produce and sell the LPG volumes required by the MINEM at prices significantly below the market.  This situation makes it impossible to cover variable production costs creating a negative operative margin.

Regarding the supply of propane for distribution networks, TGS has complied with the agreement entered in 2003 with the National Government and the LPG producers although the corresponding extension to the period May 2015 - April 2016 was not in force.

For both programs, it was established the payment of a compensation by the Argentine government. Such payments record significant delays.

In order to prevent these situations from continuing, on April 4, 2016, the Company filed an application for early release on the appeal filed on August 18, 2015 on the objections made to the rules regarding the New Stabilization Program. In addition, TGS performed all necessary steps to inform the national authorities the delay which exists in the collection of the compensation received by the Company for its participation in this agreement.

Other services

The Company renders “midstream” services that mainly consist of gas conditioning, gathering and compression services, which are generally rendered at wellhead, as well as activities related to construction, operation and maintenance of pipelines and compressor plants. Other services also include telecommunication services rendered by Telcosur S.A., a company controlled by TGS.

Other Services revenues increased by Ps. 45.6 million in the three-month period ended March 31, 2016 when compared to the same period of 2015. The increase is primarily related to the increase in the ratio of the current exchange rate between the Argentine peso and the U.S. dollar on revenues denominated in U.S. dollars, and higher revenues from operation and maintenance services rendered during the first quarter of

5

2016.

Cost of sales and administrative and selling expenses

Operating costs, administrative and selling expenses increased approximately Ps. 303.9 million, or 38.7% in the three-month period ended March 31, 2016 when compared to the same period last year. This variation is mainly due to increased costs of natural gas used as Replacement Thermal Plant ("RTP") and higher labor costs.

This negative effect was partially offset by lower taxes on exports, given the enactment of the amendments made to the calculation methodology starting the first quarter of 2015. According to the provisions of Resolutions No. 1,077/2014 of the Ministry of Economy and Finance and No. 60/2015 issued by the Federal Energy Bureau, a variable withholding regime is available with a minimum nominal rate of 1% for liquefied petroleum gas (LPG) and natural gasoline. These changes failed to fully offset the sharp drop in international reference prices mentioned above.

Other operating results

Other negative operating results recorded in the first quarter of 2016 decreased by Ps. 18.6 million compared to the same quarter in the previous year. This negative variation was mainly explained by higher charges to provisions for contingencies.

Net financial results

In the first quarter of 2016, the negative financial results grew by Ps. 287.4 million from the same period of 2015. The breakdown of net financial expense is as follows:

This negative variation is mainly due to the higher exchange loss of Ps. 316.5 million as a result of the devaluation of the Argentine peso. The selling exchange rate of the peso ended at a value of Ps. 14.70 per US dollar at March 31, 2016, representing an increase of 12.7% (or Ps. 1.66 per U.S. dollar) as compared with the exchange rate at year-end 2015. Meanwhile, during the first quarter of 2015 the exchange rate had risen 3.2% (or Ps. 0.27 per U.S. dollar) when compared with the listed price at year-end 2014.

In addition, higher interests generated by liabilities due to the higher average exchange rate in the first quarter of 2016 contributed to the negative change in the negative financial results.

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These effects were partially offset by a higher positive result generated by the derivative financial instruments contracted by the Company to mitigate the exchange risk generated by its financial debt mainly denominated in US dollars.

Income tax expense

For the three-month period ended March 31, 2016, TGS reported a Ps. 26.6 million income tax gain, representing a positive variation of Ps. 51.8 million when compared to the same period of 2015. The positive variation was mainly due to the taxable loss generated during the three-month period ended March 31, 2016 as opposed to the loss before income tax for the same period 2015.

2. Liquidity

The Company’s primary sources and application of funds during the three-month periods ended March 31, 2016 and 2015 are shown in the table below:

The positive variation in cash and cash equivalent of the three-month period ended March 31, 2016 amounted to Ps. 372.6 million. The cash flow generated from operations of Ps. 553.3 million contributed to this variation, which was partially offset by cash flow used in investing and financing activities, the latter resulting from the dividend payment approved by the Board of Directors’ during its meeting held on January 13, 2016, according to the powers delegated by the Shareholders’ Meeting.

3. Consolidated Statements of Financial Position

Summary of the consolidated statements of financial position information as of March 31, 2016, 2015, 2014 and 2013:

7

4. Consolidated Statements of Comprehensive Income Summary

Summary of the consolidated statements of comprehensive income information for the three-month periods ended March 31, 2016, 2015, 2014, 2013 and 2012:

5. Statistical Data (Physical Units)

6. Comparative ratios

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7. Other Information

TGS share market value in Buenos Aires Stock Exchange at closing of last business day

	2016	2015	2014	2013	2012
January	17.00	7.60	4.13	3.10	2.78
February	21.00	9.10	4.20	2.56	2.75
March	17.30	12.70	4.58	2.82	2.88
April	18.00	12.00	5.14	3.04	2.63
May		10.80	6.45	2.91	2.62
June		11.40	5.57	2.60	2.20
July		11.10	6.08	3.06	2.30
August		11.65	7.04	3.35	2.27
September		10.90	10.00	3.80	2.12
October		16.70	8.78	4.15	1.90
November		17.70	9.00	4.36	1.92
December		17.05	7.80	3.80	2.22

8. Outlook

The main objective will focus on recovering profitability of the business and make TGS a company that not only adds value to its customers, but also to the community it serves.

Since the enactment of Law No. 25,561 on Public Emergency and Exchange System Reform in early 2002, which subsequently underwent successive modifications and extensions, the provision of natural gas transportation services has been significantly altered due to the elimination of the tariff adjustment clauses and other conditions stipulated in the license which TGS operates (the "License").

Through the issuance of Resolutions No. 2852/14 and No. 3347/15, ENARGAS authorized the first rate increases since 1999. These tariff increases, together with the transitional increase provided by Resolution 3724, only manage to partially reduce the economic situation of the Natural Gas transportation segment until the signing of the Integral Renegotiation Agreement that will allow the renegotiation of the License under which the Company operates and a sustainable rate scheme.

In this regard, and within the framework of the 2016 Transitional Agreement and the provisions of Resolution No. 31 of the MINEM, the Company will advance with the Investment Plan and the signing of the Integral Renegotiation Agreement that allows implementing the RTI.

This is vital for TGS as it involves the commitment of all parties to guarantee the quality in the rendering of the public service and creating a sustainable business over time to provide added value to the community.

Within the scope of the Liquids business, global scenario presents great challenges due to the current situation. The combined effect of increased supply in the international market, as the result of the increased production related to the development of shale gas deposits and the expansion of export capacity of the terminals in the United States of America, together with the decrease in the demand due to the slowdown in major world economies has led to a considerable oversupply of product and the consequent drop in international reference prices.

Regarding the sale of propane and butane ("LPG") in the domestic market, the Company will redouble efforts and strengthen the actions undertaken jointly with national authorities, to mitigate the impacts that providing LPG the low-income sectors has on our operating income. Beyond the administrative objections initiated to the New Stabilization Program in order to safeguard the rights of TGS and mitigate the loss generated mainly by the provision of butane, we will work in the analysis of different measures that allow recomposing the profitability and viability of these operations.

Pursuant to the fall in international reference prices mentioned above, in 2016 we should redouble our efforts to ensure the availability of natural gas used as RTP at prices that ensure their processing and sale providing profitable operating margins. In this sense, based on the excellent relationships with our suppliers

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over the years, we will continue with the steps taken to guarantee this raw material. Complementing the above mentioned, it is important to keep the meetings with the new government authorities to address this problem.

With respect to the Other Services business segment, continues to analyze opportunities related to rendering compression and treatment services and storage and shipping facilities located in Puerto Galván and the optimization of telecommunications services. Moreover, TGS is analyzing the feasibility of projects in unconventional hydrocarbon deposits.

Additionally, the Company will remain committed to continuous improvement of each of its processes to optimize the use of the resources and to reduce operating costs. TGS will carry out actions aimed at the reduction of cost increases in the operation and maintenance without affecting the reliability and availability of the pipeline system. Focusing on the future results obtained from an essential business tariff recomposition of Natural Gas Transportation segment, and expecting measures taken by the Government feasible to preserve the profitability of production and commercialization of liquids, we will continue with the implementation of various actions, such as the standardization and systematization of risk management in pipelines, compressor stations and processing facilities. Finally, we will deepen training initiatives for the staff for technical and management training resources.

In financial terms, TGS will continue to reduce its net liability position denominated in US dollars by the partial amortization of the debt with final maturity in 2017. Given the negative impact of the variation in the exchange rate of the Argentine peso against the US dollar on the net liability position in foreign currency of the Company, TGS will continue the actions initiated to mitigate them.

Autonomous City of Buenos Aires, May 4, 2016.

Ricardo I. Monge

Chairman of the Board of Directors

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TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

 (Stated in thousands of pesos as described in Note 3 except for basic and diluted earnings per share)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS OF MARCH 31, 2016 AND DECEMBER 31, 2015

(Stated in thousands of pesos as described in Note 3)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Stated in thousands of pesos as described in Note 3)

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2016 AND 2015

(Stated in thousands of pesos as described in Note 3)

_____________________________________________________________________________________________________

2016	2015
Cash flows provided by operating activities		
Total comprehensive (loss) / income for the period	(52,091)	45,141
Reconciliation of total comprehensive (loss) / income to cash flows provided by / (used in) operating activities:		
Depreciation of property, plant and equipment	59,204	64,097
Consumption of materials	463	923
Share of profit from associates	(1,062)	(6)
Increase in allowances and provisions	30,808	1,309
Interest expense accrual	100,889	64,950
Interest loss on Other financial assets other than Cash and cash equivalents	(9,185)	(11,763)
Income tax	(26,603)	25,163
Derivative financial instrument results	(51,402)	15,193
Foreign exchange loss	371,069	59,403
Changes in assets and liabilities:		
Trade receivables	83,977	(109,265)
Other receivables	(51,996)	(6,926)
Inventories	(39,812)	(7,904)
Trade payables	220,680	(124,828)
Payroll and social security taxes	(24,657)	(17,027)
Taxes payables	(19,611)	(11,482)
Income tax	(249)	(18,175)
Other payables	(34,801)	212
Provisions	(421)	(3,318)
Interest paid	(492)	(1,202)
Income tax paid	(685)	(976)
Derivative financial instruments	-	(44,003)
Advances from customers	(692)	4,749
Cash flows provided by / (used in) operating activities	553,331	(75,735)
Cash flows used in investing activities		
Additions to property, plant and equipment	(81,082)	(93,712)
Sales proceeds from mutual funds	3,388	-
Cash flows used in investing activities	(77,694)	(93,712)
Cash flows used in financing activities		
Payment of loans	(3,304)	(5,403)
Dividends paid to the Company's shareholders	(99,734)	-
Cash flows used in financing activities	(103,038)	(5,403)
NET INCREASE / (DECREASE) IN CASH AND CASH EQUIVALENTS	372,599	(174,850)
Cash and cash equivalents at the beginning of the year	872,537	789,420
Foreign exchange gains on Cash and cash equivalents	49,459	8,494
Cash and cash equivalents at the end of the period	1,294,595	623,064

The accompanying notes are an integral part of these consolidated financial statements.

For supplemental cash flow information see Note 7.

Ricardo I. Monge

Chairman of the Board of Directors

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

1.

GENERAL INFORMATION

Business Overview

Transportadora de Gas del Sur S.A. (“TGS”) is one of the companies created as a result of the privatization of Gas del Estado S.E. (“GdE”). TGS commenced operations on December 29, 1992 and it is engaged in the Transportation of Natural Gas, and Production and Commercialization of natural gas Liquids (“Liquids”). TGS’s pipeline system connects major natural gas fields in southern and western Argentina with natural gas distributors and industries in those areas and in the greater Buenos Aires area. The natural gas transportation license to operate this system was exclusively granted to TGS for a period of thirty-five years (“the License”). TGS is entitled to a one-time extension of ten years provided that it has essentially met the obligations imposed by the License and by the Ente Nacional Regulador del Gas (National Gas Regulatory Body or “ENARGAS”). The General Cerri Gas Processing Complex (the “Cerri Complex”), where TGS processes natural gas by extracting liquids, was transferred from GdE along with the gas transmission assets. TGS also provides midstream services, which mainly consist of gas treatment, removal of impurities from the natural gas stream, gas compression, wellhead gas gathering and pipeline construction, operation and maintenance services. Also, telecommunications services are provided through the subsidiary Telcosur S.A. (“Telcosur”). These services consist of data transmission services through a network of terrestrial and digital radio relay.

Major Shareholders

TGS’s controlling shareholder is Compañía de Inversiones de Energía S.A. (“CIESA”), which holds 51% of the common stock. Local and foreign investors hold the remaining ownership of TGS’s common stock. CIESA is under co-control of: (i) Petrobras Argentina S.A. (“Petrobras Argentina”) and a subsidiary (jointly “Petrobras Argentina Group”), which altogether hold 50% of CIESA’s common stock and (ii) CIESA Trust (whose trustee is The Royal Bank of Scotland N.V. Sucursal Argentina) (“the Trust”) who has a trust shareholding of 40%. The remaining 10% is held by PEPCA S.A. (formerly EPCA S.A.) – belonging to Pampa Energía S.A. (“Pampa Energía”) – which exercises significant influence in CIESA.

The current ownership of CIESA’s common stock is the result of the first stage of the Master Settlement and Mutual Release Agreement, signed on April 16, 2004 by Petrobras Argentina Group and subsidiaries of Enron Corp. (“Enron”) as of such date. The shareholding exchange was carried out on August 29, 2005, after ENARGAS approval by Note No. 4,858 issued in July 2005. At that time, Enron subsidiaries transferred 40% of the outstanding share capital of CIESA to the Trust; and Petrobras Argentina Group transferred its TGS class “B” common shares (representing 7.35% of the outstanding share capital of TGS) to Enron subsidiaries. Later, and within the framework of a settlement agreement entered into among CIESA, Petrobras Argentina Group, Inversiones Argentina I, Pampa Inversiones S.A. (both related companies of Pampa Energía) and Pampa Energía, owner of the total amount of the financial indebtedness of CIESA as of July 13, 2012, CIESA transferred 34,133,200 TGS Class B common shares –representing 4.2962% in TGS- to Pampa Energía. ENARGAS gave consent to the transfer of CIESA's shares to Pampa Energía. The Comisión Nacional de Defensa de la Competencia (“CNDC”) has not pronounced yet.

On March 2, 2016, Pampa Energía disclosed their agreement with Petroleo Brasileiro S.A. (“Petrobras”) to a 30-day exclusivity period, which could be extended for another 30 days, to continue their negotiations for the acquisition of Petrobras’s capital and voting stocks in Petrobras Argentina, the holder of the 50% voting rights on CIESA. On April 8, 2016, Pampa Energía disclosed that negotiations with Petrobras for the sale of the controlling share in Petrobras Argentina would continue for another 30 days.

Such transaction’s terms and conditions would be subject to approval by Petrobras’ executive board and its board of directors, as well as by the relevant regulatory entities.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

2.

CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

TGS presents its condensed interim consolidated financial statements for the three-month periods ended March 31, 2016 and 2015 in compliance with the provisions of Title IV, Chapter I, Section I, Article b.1 of the Rules of the Comisión Nacional de Valores ("CNV") ("New Text 2013" or "NT 2013") adopted by General Resolution No. 622/13. In these condensed interim consolidated financial statements, TGS and Telcosur, its consolidated subsidiary, are jointly referred to as “the Company”.

3.

BASIS OF PRESENTATION

These condensed interim consolidated financial statements have been prepared in accordance with and complied with International Accounting Standard 34 (“IAS 34”) issued by the International Accounting Standards Board (“IASB”) adopted by the CNV through NT 2013. These condensed interim financial statements do not include all information and disclosures required for annual financial statements and should be read in conjunction with TGS’ annual financial statements as of December 31, 2015 issued on February 24, 2016.

The condensed interim consolidated financial statements are stated in thousands of Argentine pesos (“Ps.” or “pesos”), the functional currency of the Company and its subsidiary, unless otherwise stated.

Detailed data reflecting subsidiary control as of March 31, 2016 is as follows:

	% of shareholding
Company	and votes	Closing date	Main activity

Telcosur	99.98	December 31	Telecommunication Services

4.

SIGNIFICANT ACCOUNTING POLICIES

The following standards, amendments and interpretations apply to the Company as from this fiscal year, which have had no significant impact on the financial position and results of operations.

Amendments to IAS 1 “Presentation of financial statements”.

In December 2014, the IASB issued amendments to IAS 1. The amendments aim is to clarify the guidance included in IAS 1 for the presentation of financial statements. Amendments to IAS 1 make the following changes:

•

Introduced modifications to the guidance included in IAS 1 regarding materiality considerations.

•

The amendment added additional examples of possible ways of ordering the notes to clarify that understandability and comparability

•

Made clarification on the breakdown of information and the inclusion of subtotals.

These amendments will be applicable for annual periods beginning on or after January 2016, with earlier application permitted.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

5.

FINANCIAL RISK MANAGEMENT

The Company’s activities and the market in which it operates expose it to a series of financial risks: market risk (including foreign exchange risk, cash flows interest rate risk, and commodity price risk), credit risk and liquidity risk.

There have been no significant changes since the last annual financial statements in risk management policies.

6.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of the condensed interim consolidated financial statements in conformity with generally accepted accounting principles requires management to make accounting estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, as well as the reported amounts of revenues and expenses during the reporting fiscal year. These estimates require management to make difficult, subjective or complex judgments and estimates about matters that are inherently uncertain. Management bases its estimates on various factors, including past trends, expectation of future events regarding the outcome of events and results and other assumptions that it believes are reasonable.

In the preparation of these condensed interim consolidated financial statements, the critical judgments made by the Company when applying its accounting policies as well as the information sources used for the respective estimates are the same of those applied in the consolidated financial statements for the year ended December 31, 2015.

7.

SUPPLEMENTAL CASH FLOW INFORMATION

For purposes of the condensed interim consolidated statement of cash flows, the Company considers all highly liquid temporary investments with an original maturity of three months or less at the time of purchase to be cash equivalents. The cash flow statement has been prepared using the indirect method, which requires a series of adjustments to reconcile net income for the period to net cash flows from operating activities.

Non-cash investing and financing activities for the three-month periods ended March 31, 2016 and 2015 are presented below:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

8.

CONSOLIDATED BUSINESS SEGMENT INFORMATION

IFRS 8 “Operating Segments” requires an entity to report financial and descriptive information about its reportable segments, which are operating segments or aggregations of operating segments that meet specified criteria. Operating segments are components of an entity about which separate financial information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company’s CODM is the Board of Directors.

The Company analyzes its businesses into four segments: (i) Natural Gas Transportation Services, (ii) Liquids Production and Commercialization, (iii) Other Services, and (iv) Telecommunications. These last three business segments are not regulated by ENARGAS.  Production and Commercialization of Liquids segment is regulated by the Ministry of Energy and Mining (“MINEN”) and the Secretariat of Hydrocarbons Resources.

Detailed information on each business segment for the three-month periods ended March 31, 2016 and 2015 is disclosed below:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

9.

SUMMARY OF SIGNIFICANT STATEMENT OF FINANCIAL POSITION AND STATEMENT OF COMPREHENSIVE INCOME ITEMS

a)

Other receivables

The breakdown of other receivables based on its currency of origin is the following:

b)

Trade receivables

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

The breakdown of trade receivables based on its currency of origin is the following:

The movement of the allowance for doubtful accounts is as follows:

c)

Cash and cash equivalents

The breakdown of cash and cash equivalents based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

d)

Advances from customers (1)

Advances from customers are denominated in pesos.

e)

Other payables

Other payables are denominated in pesos.

f)

Taxes payables

Taxes payables are denominated in pesos.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

(Stated in thousands of pesos as described in Note 3, unless otherwise stated)

_____________________________________________________________________________________________________

g)

Trade payables

The breakdown of trade payables based on its currency of origin is the following:

h)

Cost of sales

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3)

___________________________________________________________________________________________________________________________________________________________

i)

Expenses by nature – Information required under art. 64 paragraph I, clause B)  Commercial Companies Law

Accounts	2016 Total	Operating expenses: Regulated Activities	Operating expenses: Non Regulated Activities	Administrative expenses	Selling expenses	Financial expenses	2015 Total
Salaries, wages and other contributions	144,636	76,662	32,907	26,320	8,747	-	108,679
Social security taxes	36,552	16,343	6,863	10,491	2,855	-	26,419
Compensation to Directors and Supervisory Committee	1,131	-	-	1,131	-	-	1,055
Professional services fees	5,119	37	297	3,808	977	-	7,413
Technical operator assistance fees	24,287	1,250	23,037	-	-	-	14,011
Materials	9,253	3,985	5,268	-	-	-	5,708
Third parties services	14,122	6,581	6,177	1,364	-	-	12,847
Telecommunications and post expenses	889	69	201	552	67	-	960
Rents	762	160	49	507	46	-	614
Transports and freight	5,496	3,607	1,735	140	14	-	4,309
Easements	5,570	5,570	-	-	-	-	3,129
Offices supplies	509	166	55	236	52	-	513
Travels expenses	1,793	759	185	608	241	-	1,839
Insurance	5,250	3,094	1,856	284	16	-	4,694
Property, plant and equipment maintenance	32,056	23,137	8,141	489	289	-	32,240
Depreciation of property, plant and equipment	59,204	47,174	7,616	4,414	-	-	64,097
Taxes and contributions	72,739	21,982	1,122	348	49,287 (1)	-	100,478 (1)
Advertising	55	-	-	-	55	-	33
Banks expenses	458	-	-	458	-	-	346
Interests expense	117,729	-	-	-	-	117,729	64,765
Foreign exchange loss	470,296	-	-	-	-	470,296	85,885
Other financial charges	13,789	-	-	-	-	13,789	10,687
Costs of services rendered to third parties	16,386	-	16,386	-	-	-	5,244
Transactions among business segments	-	(7,434)	7,434	-	-	-	-
Other expenses	4,297	1,245	775	1,354	923	-	3,855
Total 2016	1,042,378	204,387	120,104	52,504	63,569	601,814	
Total 2015		170,645	91,620	45,031	91,187	176,530	575,013

(1) Includes tax on exports of Ps. 4,619 and Ps. 55,228 for the trhee-month period ended March 31, 2016 and 2015, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

j)

Net financial results

k)

Other operating (expense) / income

l)

 Other financial assets at fair value through profit or loss

The breakdown of other financial assets at fair value through profit or loss based on its currency of origin is the following:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

10.

INVESTMENTS IN ASSOCIATES

11.

SHARE OF PROFIT FROM ASSOCIATES

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

___________________________________________________________________________________________________________________________________________________________

12.

PROPERTY, PLANT AND EQUIPMENT

03/31/2016											12/31/2015
	Cost					Depreciation						
Account	Beginning of the year	Additions	Retirements	Transfers	End of the period	Accumulated at the beginning of the year	Retirements	For the period	Rate %	Accumulated at at the end of the period	Net book value	Net book value
Pipelines	3,644,917	-	-	-	3,644,917	1,520,415	-	21,550	2.2	1,541,965	2,102,952	2,124,502
Compressor plants	1,512,294	-	-	15,961	1,528,255	910,354	-	20,945	3.3 to 25	931,299	596,956	601,940
Other industrial plants	2,868	-	-	-	2,868	554	-	24	3.3	578	2,290	2,314
Stations of regulation and/or measurement of pressure	129,228	-	-	-	129,228	87,972	-	1,292	4.0	89,264	39,964	41,256
Other technical installations	28,368	-	-	147	28,515	20,978	-	237	6.7	21,215	7,300	7,390
Subtotal assets related to natural gas transportation service	5,317,675	-	-	16,108	5,333,783	2,540,273	-	44,048		2,584,321	2,749,462	2,777,402
Assets related to natural gas upstream service	206,576	-	-	-	206,576	119,046	-	1,084	2.2 to 25	120,130	86,446	87,530
Assets related to liquids production and commercialization service	756,700	-	-	145	756,845	570,286	-	3,078	5.9	573,364	183,481	186,414
Lands	6,279	-	-	-	6,279	-	-	-	-	-	6,279	6,279
Buildings and constructions	198,796	-	-	1,715	200,511	102,436	-	959	2.0	103,395	97,116	96,360
Fittings and features in building	33,897	-	-	-	33,897	5,598	-	356	4.0	5,954	27,943	28,299
Machinery, equipment and tools	48,655	1	-	181	48,837	38,370	-	482	6.7 to 20	38,852	9,985	10,285
Computers and Telecommunication systems	419,541	-	-	25,599	445,140	308,394	-	6,421	6.7 to 20	314,815	130,325	111,147
Vehicles	33,072	9,311	136	-	42,247	24,351	93	874	10 and 20	25,132	17,115	8,721
Furniture	13,485	-	-	-	13,485	12,852	-	23	10	12,875	610	633
Capitalization of foreign exchange loss	177,272	-	-	-	177,272	106,272	-	1,879	4	108,151	69,121	71,000
Materials	356,008	31,412	420	(1,961)	385,039	-	-	-	-	-	385,039	356,008
Line pack	13,872	-	-	-	13,872	1,618	-	-	-	1,618	12,254	12,254
Works in progress	467,188	37,234	-	(41,787)	462,635	-	-	-	-	-	462,635	467,188
Total	8,049,016	77,958	556	-	8,126,418	3,829,496	93	59,204		3,888,607	4,237,811	4,219,520

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

13.

LOANS

Short-term and long-term loans as of March 31, 2016 and December 31, 2015 comprise the following:

The breakdown of loans based on its currency of origin is the following:

The activity of the loans as of March 31, 2016 and 2015 is the following:

The maturities of the current and non-current loans as of March 31, 2016 are as follows:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

14.

INCOME TAX AND DEFERRED TAX

As of the date of the issuance of these condensed interim consolidated financial statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2015.

The reconciliation between the tax computed for tax purposes and the income tax expense charged to the statement of comprehensive income in the three-month periods ended March 31, 2016 and 2015 is as follows:

15.

PROVISIONS

The total amount of provisions is included on current Liabilities.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

16.

FINANCIAL INSTRUMENTS BY CATEGORY AND HIERARCHY

16.1

 Financial instrument categories

There have been no significant changes regarding the accounting policies for the categorization of financial instruments since the policies disclosed by the Company as of December 31, 2015.

The categories of financial assets and liabilities as of March 31, 2016 and December 31, 2015 are as follows:

March 31, 2016			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	706,105	706,105
Other receivables	-	-	188,158	188,158
Derivative financial instruments	168,035	-	-	168,035
Other financial assets at fair value through profit or loss	20,528	-	-	20,528
Cash and cash equivalents	154,218	613,437	526,940	1,294,595
Total current assets	**342,781**	**613,437**	**1,421,203**	**2,377,421**
NON-CURRENT ASSETS				
Trade receivables	-	-	38,460	38,460
Other receivables	-	-	7,764	7,764
Other financial assets at fair value through profit or loss	51,912	-	-	51,912
Total non-current assets	**51,912**	-	**46,224**	**98,136**
Total assets	**394,693**	**613,437**	**1,467,427**	**2,475,557**

	Financial liabilities at fair value	Financial liabilities held to maturity	Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	651,906	651,906
Loans	-	-	586,431	586,431
Payroll and social security taxes payables	-	-	51,431	51,431
Other payables	-	-	6,146	6,146
Total current liabilities	-	-	**1,295,914**	**1,295,914**
NON-CURRENT LIABILITIES				
Loans	-	-	3,257,608	3,257,608
Total non-current liabilities	-	-	**3,257,608**	**3,257,608**
Total liabilities	-	-	**4,553,522**	**4,553,522**

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

December 31, 2015			
	Financial assets at fair value	Financial assets held to maturity	Loans and other receivables	Total
CURRENT ASSETS				
Trade receivables	-	-	804,607	804,607
Other receivables	-	-	160,116	160,116
Derivative financial instruments	128,124	-	-	128,124
Other financial assets at fair value through profit or loss	22,719	-	-	22,719
Cash and cash equivalents	122,816	338,994	410,727	872,537
Total current assets	**273,659**	**338,994**	**1,375,450**	**1,988,103**
NON-CURRENT ASSETS				
Trade receivables	-	-	40,823	40,823
Other receivables	-	-	7,749	7,749
Other financial assets at fair value through profit or loss	44,063	-	-	44,063
Total non-current assets	**44,063**	-	**48,572**	**92,635**
Total assets	**317,722**	**338,994**	**1,424,022**	**2,080,738**

	Financial liabilities at fair value	Financial liabilities held to maturity	Other financial liabilities	Total
CURRENT LIABILITIES				
Trade payables	-	-	442,524	442,524
Loans	-	-	447,092	447,092
Payroll and social security taxes payables	-	-	92,116	92,116
Other payables	-	-	40,895	40,895
Total current liabilities	-	-	**1,022,627**	**1,022,627**
NON-CURRENT LIABILITIES				
Loans	-	-	2,888,100	2,888,100
Other payables	-	-	20	20
Total non-current liabilities	-	-	**2,888,120**	**2,888,120**
Total liabilities	-	-	**3,910,747**	**3,910,747**

16.2

 Fair value measurement hierarchy and estimates

According to IFRS 13, the fair value hierarchy introduces three levels of inputs based on the lowest level of input significant to the overall fair value. These levels are:

•

Level 1: includes financial assets and liabilities whose fair values are estimated using quoted prices (unadjusted) in active markets for identical assets and liabilities. The instruments included in this level primarily include balances in mutual funds and public or private bonds listed on the Buenos Aires Stock Exchange. Additionally within this level, the Company includes financial derivatives because the settlement date coincided with the closing date of the period. For the calculation of its fair value, the market price is obtained.

•

Level 2:  includes financial assets and liabilities whose fair value is estimated using different assumptions quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (for example, derived from prices). Additionally within this level, the Company included derivative financial instruments. For the calculation of fair value, it was calculated taking into consideration quoted prices of similar instruments.

•

Level 3: includes financial instruments for which the assumptions used in estimating fair value are not based on observable market information.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

The table below shows different assets and liabilities at their fair value classified by hierarchy as of March 31, 2016:

The carrying amount of the financial assets and liabilities is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

As of March 31, 2016 and December 31, 2015, the carrying amount of certain financial instruments used by the Company including cash, cash equivalents, other investments, receivables, payables and short-term loans are representative of fair value because of the short-term nature of these instruments.

The estimated fair value of other Non-current assets and Other loans does not differ significantly from the carrying amount. The following table reflects the carrying amount and estimated fair value of the 2007 Notes and the 2014 Notes at March 31, 2016 based on their quoted market price:

17

REGULATORY FRAMEWORK

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2015, except for that which is indicated below:

a)

General framework of the regulated segment

Transitional Agreement

On February 24, 2016, jointly with the MINEM and the Ministry of Economy and Public Finances, TGS signed a new Transitional Agreement (“2016 Transitional Agreement”). The main implications of the 2016 Transitional Agreement are:

-

It sets the guidelines to grant to TGS an additional transitional tariff increase;

-

It sets the guidelines for the implementation of a mandatory investment plan to be approved by the ENARGAS;

-

It provides the basis for the signing of the Integral Renegotiation License Agreement (“Integral Renegotiation Agreement”)

-

Set guidelines for signing the Integral Tariff Review which will be in a period not exceeding 12 months, and;

-

Obligates TGS for the non-distribution of dividends without prior authorization of ENARGAS.

On March 31, 2016, and according to the provisions of Section 2 of Resolution No. 31/2016 enacted by the MINEM, ENARGAS issued Resolution No. I-3724/2016 (“Resolution No. 3724”) which granted to TGS a

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

200.1% tariff increase effective as from April 1, 2016. It was conceded to attend to TGS’s financial and operational needs as well to comply with a mandatory investment plan (the “Investment Plan”). The Investment Plan implies future capital expenditures of Ps. 794.3 million overseen by the ENARGAS to be executed by TGS until March 2017. The transitional increase will be in force until the Integral Renegotiation Agreement will be signed, which according to the 2016 Transitional Agreement would be in the next 12 months after the issuance of the  Resolution No. 3724.

This increase, together with those previously obtained in 2014 and 2015, represent a partial recognition of prior administrative claims initiated by TGS but they were not enough to alleviate the persistent increase in operating costs of the Company. TGS will continue with the corresponding actions towards safeguarding their rights, including those necessary to sign the Integral Renegotiation Agreement.

Acquisition of  Arbitration Rights

As of the date issuance of these financial statements, with the agreement with the National Government, the arbitration claim is suspended until July 12, 2016.

b)

General framework of the non-regulated segment

Domestic market

New Stabilization Program  – Decree No. 470/2015

On March 28 and March 29, 2016, the MINEM informed TGS the volumes of butane and propane, respectively, that were assigned to commercialize under this program during 2016.

It is noteworthy that participation in the new stabilization program implies that the Company produces and markets the volumes of LPG required by the Secretary of Hydrocarbon Resources at prices significantly lower than the market price, including at the cost of raw material, which means that the Company will fail to cover production costs, providing a negative operating margin. This situation is impossible to be maintained towards the future and thus, conversations are held with the National Government for an immediate solution.

As in prior periods, the Company will continue making the corresponding objections in order to safeguard its financial position and to ensure that this situation is not extended in the future.

In this regard, on April 4, 2016, the Company made a request for early release regarding the claim filed on August 18, 2015 on the objections made to Resolutions 49/15 and 70/15.

On February 15, 2016, the Company filed a new intimation to the MINEM claiming the payment of compensation due, both under the New Stabilization Program as the Propane Networks Agreement. As of March 31, 2016, the balance due for these concepts was Ps. 166,081.

As of the date issuance of these financial statements TGS had received no formal reply to the intimations made.

Tariff Charge Decree No. 2,067/08

On March 28, 2016, the Ministry of Energy issued Resolution No. 28/2016, which instructs ENARGAS to take all the necessary measures to derogate the tariff charge created by Decree No. 2,067/08 as from April 1, 2016.

For further information on the legal action initiated by the Company see note 19.b.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

18

COMMON STOCK AND DIVIDENDS

a)

Common stock structure and shares’ public offer

As of March 31, 2016 and 2015, TGS’ common stock was as follows:

Common Shares Class (Face value $ 1, 1 vote)	Amount of common stock, subscribed, issued, paid in, and authorized for public offer
Class “A”	405,192,594
Class “B”	389,302,689
794,495,283

TGS's shares are traded on the Buenos Aires Stock Exchange and under the form of the ADSs (registered with the Securities and Exchange Commission (“SEC”) and representing 5 shares each) on the New York Stock Exchange.

b)   Dividends Distribution

In accordance with Article 7 of Resolution 31 and Resolution 3724 mentioned above, the Company shall not distribute dividends without prior authorization from ENARGAS, for which purpose TGS must demonstrate compliance with the Investment Plan which is expected to conclude in the 12 months following the issuance thereof.

19

LEGAL CLAIMS AND OTHER MATTERS

As of the date of the issuance of these Financial Statements, there are no significant changes with respect to the situation disclosed by the Company as of December 31, 2015, except for that which is indicated below:

a)

Turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services

The Company has interpretative differences with several provinces regarding the liquidation of the turnover tax calculated on the natural gas price used by TGS as fuel to render its transportation services. In this framework there have been initiated several lawsuits against TGS, which have adversely concluded by the Company. In this respect, after having paid the amounts claimed in previous years, the Company has begun a tax recovery appeal process to claim to the provinces of Neuquén, Rio Negro, Santa Cruz and Tierra del Fuego a total amount of Ps. 2.9 million, Ps. 0.7 million, Ps. 8.4 million and Ps. 11.2 million, respectively.

In January 2016, the Company was notified of a new claim initiated by the Tax Bureau of the Province of Santa Cruz for fiscal periods May 2011 to July 2014 claiming for an amount of Ps. 5.0 million. In March 2016, the Company filed a reconsideration petition rejecting the request of the claimant, which was subsequently rejected. As of the date issuance of these financial statements, the Company filed a hierarchical appeal to the Ministry of Production.

As of March 31, 2016 and December 31, 2015, the Company recorded a provision of Ps. 158.2 million and Ps. 127.8 million, respectively, in respect of this contingency under the line item "Provisions", which amounts were determined in accordance with the estimations of tax and interests, that would be payable as of such date, in case this contingency turns out unfavorable for the Company.

In accordance with the provisions of the License, TGS has a right to recover it by a transportation tariff increase. To that end, TGS has initiated the corresponding administrative processes before the ENARGAS.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

b)

Action for annulment of ENARGAS Resolutions No. I-1,982/11 and No. I-1,991/11 (the “Resolutions”)

On March 28, 2016, the MINEM issued Resolution No. 28/2016 which derogated all the administrative actions taken to set the applicable amount to the natural gas import charge as from April 1, 2016.

Nevertheless, the Company will continue with judicial claims in order to obtain the declaration of the unconstitutionality of all rules by the Decree. On March 17, 2016, a further extension of the injunction was granted and consequently, was extended until September 2016. The National Chamber of Appeals confirmed the rejection made by the Court of First Instance Judge to ENARGAS petition of declaring abstract the judicial proceedings filed by TGS considering the ruling "Alliance" issued by the Supreme National Court of Justice in December 2014.

TGS’s Management believes it has sufficient valid arguments to defend its position, and thus, the Company has not recorded the increase of the charge for natural gas consumptions from the date of obtaining the injunction until the date of the issuance of this Financial Statements. In the event this injunction had not been obtained, the impact of the Resolutions for the thee-month period ended March 31, 2016, taking into account the possibility of carryforward of the charge to the sales price of the product, would have implied a net loss of Ps. 52.1 million. Meanwhile, the accumulated impact on the retained earnings since obtaining the injunction would have involved a reduction effect of Ps. 601.6 million.

c)

Arbitral claim

On May 8, 2015, the Secretariat of the International Court of Arbitration of the International Chamber of Commerce notified TGS regarding the request for arbitration initiated by PAE and Pan American Sur SA (the "applicants") related to the execution of three natural gas processing contracts between the applicants and TGS (the “Agreements”). On April 4, 2016, the Company was notified of the beginning of the corresponding demand, to which TGS must respond on or before August 17, 2016.

According to the demand, the applicants allege breach of contracts during the period between February 2006 and February 2016, that would have resulted in a lower allocation of the products obtained (the “Products”), which shortfall at March 31, 2016 is claimed to be equal to US$ 163 million, plus interest (the "Claim").

TGS considers that the Claim contains inconsistencies resulting from misinterpretations of the contractual provisions and an incorrect application of the mechanisms for calculating the allocation of the Products, and therefore the Company believes that the amount claimed is not supportable.

TGS, jointly with technical experts and its legal counsel, continue to review the Claim as it prepares to respond to the demand for arbitration.  Management believes that the Company has meritorious defenses to the Claim and intends to assert such defenses vigorously. Given the present stage of the arbitration process, as of the date of issuance of this Financial Statements, TGS cannot predict the outcome of this proceeding.

20

BALANCES AND TRANSACTIONS WITH RELATED COMPANIES

Transactions with related parties are carried out in the ordinary course of business according to common practices. The terms of these transactions are comparable to those offered by or obtained from unaffiliated parties.

Key management compensation

The accrued amounts corresponding to the compensation of the members of the Board of Directors, the Statutory Committee and the Executive Committee for the three-month periods ended March 31, 2016 and 2015 were Ps. 14,853 and Ps. 9,593, respectively.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Balances and transactions with related parties

The detail of significant outstanding balances for transactions entered into by TGS and its related parties as of March 31, 2016 and December 31, 2015 is as follows:

The detail of significant transactions with related parties for the three-month period ended March 31, 2016 and 2015 is as follows:

Three-month period ended March 31, 2016:

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

Three-month period ended March 31, 2016:

21

SUBSIDIARY AND ASSOCIATES

Link:

Link operates a natural gas transportation system, which links TGS’s natural gas transportation system with the Cruz del Sur S.A. pipeline. The connection pipeline extends from Buchanan, located in the high-pressure ring that surrounds the city of Buenos Aires, which is part of TGS’s pipeline system, to Punta Lara. TGS’s ownership interest in such company is 49% and Dinarel S.A. holds the remaining 51%.

TGU:

TGU is a company incorporated in Uruguay. This company rendered operation and maintenance services to Gasoducto Cruz del Sur S.A. and its contract terminated in 2010. TGS holds 49% of its common stock and Petrobras Argentina holds the remaining 51%.

EGS:

In September 2003, EGS, a company registered in Argentina, was incorporated. The ownership is distributed between TGS (49%) and TGU (51%). EGS owned its pipeline, which connected TGS’s main pipeline system in the Province of Santa Cruz with a delivery point on the border with Chile.

In October 2012, ENARGAS issued a resolution which authorizes EGS to transfer the connection pipeline and service offerings in operation to TGS. On December 17, 2013, the sale of all the fixed assets of EGS to TGS for an amount of US$ 350,000 was made, the existing natural gas transportation contracts were transferred and the procedures to dissolve the Company.

The Board of Directors Meeting held on January 13, 2016, approved to initiate the necessary steps for the dissolution of EGS. The Extraordinary Shareholders Meeting held on March 10, 2016 appointed EGS’ liquidator.

TRANSPORTADORA DE GAS DEL SUR S.A.

NOTES TO THE CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2016 AND COMPARATIVE INFORMATION

 (Stated in thousands of pesos as described in Note 3, unless otherwise stated)

22

SUBSEQUENT EVENTS

The Financial Statements were approved and authorized for issuance by the Board of Directors on May 4, 2016.

No subsequent events between the end of the three-month period ended March 31, 2016 and the date of the approval (issuance) of these condensed interim consolidated financial statements have had a material effect on the financial position or the results of operations of the Company, except for the mentioned below:

Ordinary Shareholders’ Meeting Resolutions

In the Ordinary Shareholders’ Meeting held on April 20, 2016, the shareholders resolved:

i)

To derecognize the Future Capital Expenditures and Other Financial Expenses Reserve approved by the General Shareholders’ Meeting held on April 23, 2015, which amounts to Ps. 175,000.

ii)

To allocate the remaining balance, which amounts to Ps. 2,891, to a Future Capital Expenditures Reserve. Said remaining balance results from the difference between: (a) the Future Capital Expenditures and Other Financial Expenses Reserve, which amounts to Ps. 175,000 and was derecognized as detailed in item (i), and (b) the total comprehensive loss as of December 31, 2015, which amounts to Ps. 172,109.

It was also proposed to delegate to the Board of Directors the power to decide the allocation of this reserve at the time and in the amount that the Board considers necessary (respecting the upper limit and the guidelines established by the Shareholders’ Meeting).

Negotiation of the indirect participation in the Company

On March 9, 2016, Pampa Energía disclosed that, as part of its ongoing evaluation of its corporate strategy, and taking into consideration the negotiations to acquire Petrobras Argentina, its board of directors had approved the commencement of negotiations for the sale of its indirect stake in us. On April 22, 2016, Pampa Energía disclosed that it had agreed to a 45-day exclusivity period with Harz Energy, a subsidiary of Grupo Neuss, in order to negotiate the sale of Pampa’s ownership of, and any direct or indirect rights that it has in, TGS.

23

INFORMATION REQUIRED BY ARTICLE 26 OF SECTION VII CHAPTER IV TITLE II OF CNV RULES

In order to comply with General Resolution No. 629/2014 TGS informs that by May 4, 2016, supporting and management documentation related to open tax periods is safeguarded by Iron Mountain Argentina S.A. at its facilities are located at 3825 Cañada de Gómez Street in the Autonomous City of Buenos Aires.

As for commercial books and accounting records, they are situated in the headquarters of the Company in areas that ensure its preservation and inalterability.

The Company has available in its headquarters to CNV details of the documentation given in safeguard to third parties.

 Ricardo I. Monge

Chairman of the Board of Director

Free translation from the original prepared in Spanish for publication in Argentina

LIMITED REVIEW REPORT

To the Shareholders, President and Directors of

Transportadora de Gas del Sur S.A.

Introduction

We have reviewed the accompanying condensed interim consolidated financial statements of Transportadora de Gas del Sur S.A. and its subsidiary, at March 31, 2016, including the condensed interim consolidated statement of financial position at March 31, 2016, the related condensed interim consolidated statements of comprehensive income, of changes in equity and cash flows for the three-month period then ended, and a summary of significant accounting policies and other explanatory notes.

The balances and other information corresponding to the fiscal year 2015 and to its interim periods are an integral part of the financial statements mentioned above; therefore, they must be considered in connection with these financial statements.

Responsibility of the Board of Directors

The Company’s Board of Directors is responsible for the preparation and presentation of these condensed interim consolidated financial statements under the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), and adopted by the Federación Argentina de Consejos Profesionales de Ciencias Económicas (“FACPCE”) as its professional accounting standards and added by the Comisión Nacional de Valores (“CNV”) to its regulations; therefore, it is responsible for the preparation and presentation of the condensed interim consolidated financial statements mentioned above in accordance with International Accounting Standard 34 “Interim Financial Reporting” (IAS 34).

Scope of review

We conducted our review in accordance with International Standard on Review Engagements 2410, 'Review of interim financial information performed by the independent auditor of the entity', as issued by the International Auditing and Assurance Standards Board (“IAASB”), and adopted by the FACPCE as its standard of review in Argentina by Technical Resolution N° 33. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.6000, F: +(54.11) 4850.6100, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

Free translation from the original prepared in Spanish for publication in Argentina

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statement is not prepared, in all material respects, in accordance with International Accounting Standard 34 'Interim Financial Reporting'.

Report about the compliance with current regulations

a)

the condensed  interim consolidated financial statements of Transportadora de Gas del Sur S.A. are transcribed into the “Inventory and Balance Sheet” book and as regards those matters that are within our competence, they are in compliance with the provisions of the Commercial Companies Law and pertinent resolutions of the National Securities Commission;

b)

the condensed  interim separate financial statements of Transportadora de Gas del Sur S.A. arise from accounting records kept in all formal respects in conformity with legal regulations;

c)

we have read the summary of activity and, as regards those matters that are within our field of competence, we have no observations to make;

d)

at March 31, 2016 the debt accrued by Transportadora de Gas del Sur S.A. in favor of the Argentine Integrated Social Security System according to the Company's accounting records amounted to $ 18,636,564, none of which was claimable at that date.

City of Buenos Aires, May 4, 2016.

PRICE WATERHOUSE & CO. S.R.L. (Partner)
Dr. Alejandro P. Frechou

2

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.6000, F: +(54.11) 4850.6100, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Gonzalo Castro Olivera
	Name:	Gonzalo Castro Olivera
	Title:	Chief Financial Officer

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice President

Date: June 2, 2016

Footnotes

1() Not covered by Auditor’s Limited Review, except for items 3, 4 and 6.

Price Waterhouse & Co. S.R.L., Bouchard 557, piso 8°, C1106ABG - Ciudad de Buenos Aires

T: +(54.11) 4850.6000, F: +(54.11) 4850.6100, www.pwc.com/ar

Price Waterhouse & Co. S.R.L. es una firma miembro de la red global de PricewaterhouseCoopers International Limited (PwCIL). Cada una de las firmas es una entidad legal separada que no actúa como mandataria de PwCIL ni de cualquier otra firma miembro de la red.